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                             WASTE MANAGEMENT, INC.
                             3003 BUTTERFIELD ROAD
                           OAK BROOK, ILLINOIS 60523

Dear Stockholder:

    On March 10, 1998, Waste Management, Inc. ("Waste Management") entered into an agreement and plan of merger (the "Merger Agreement") to merge with a wholly-owned subsidiary of USA Waste Services, Inc. ("USA Waste"). Pursuant to the Merger Agreement, each share of Waste Management common stock will be converted into the right to receive 0.725 of a share of USA Waste common stock and Waste Management will become a wholly-owned subsidiary of USA Waste. The shares of USA Waste common stock to be issued to Waste Management stockholders in the merger will represent approximately 60% of the outstanding shares of USA Waste common stock after the merger. You will be asked to consider and approve the Merger Agreement at a Special Meeting of Stockholders on Wednesday, July 15, 1998. The accompanying Joint Proxy Statement/Prospectus presents the details of the proposed merger.

    WASTE MANAGEMENT'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE FOR ITS APPROVAL AND ADOPTION.

    Your Board of Directors believes that this strategic combination will result in the creation of a strong industry leader with an outstanding asset base and the most talented corporate and field management team in the waste services business. We expect the merger will provide the combined company with the opportunity to achieve significant cost savings through operating synergies and enhanced efficiencies. These cost savings, coupled with a strategy to focus on new opportunities for revenue growth within the waste management services marketplace that we know so well, should make "New Waste Management" a powerful cash generator and allow us to reach our goal of growing operating earnings at a very favorable rate for the next several years.

    FOR FURTHER INFORMATION REGARDING THE MERGER, I URGE THAT YOU READ CAREFULLY THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS AND, SPECIFICALLY, THE SECTION ENTITLED "THE MERGER -- REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BOARDS OF DIRECTORS". If you have more questions about the merger or would like additional copies of the accompanying Joint Proxy Statement/Prospectus, you should contact: Waste Management Shareholder Services, P.O. Box 1400, Pittsburgh, Pennsylvania 15230; telephone (800) 443-6474. Even if you plan to attend the Special Meeting in person, please complete, sign, and date and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope.

                                          Sincerely,

                                          Robert S. Miller
                                          CHAIRMAN OF THE BOARD AND CHIEF
                                          EXECUTIVE OFFICER